As filed with the Securities and Exchange Commission on April 12, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,157,809	$365.99***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shares of common stock, par value $0.01 per share, at the tender offer price of $1.25 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendment No. 1 filed with the SEC on March 16, 2017 and as amended by Amendment No. 2 filed with the SEC on March 20, 2017, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a purchase price of $1.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No. 3 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

Security Land confirmed that AB Value Partners, LP and AB Opportunity Fund, LLC filed a Schedule TO on April 7, 2017 commencing an unsolicited tender offer to acquire all of the outstanding shares of Security Land’s common stock at a price of $1.57 per share (the “AB Offer”).  Security Land’s Board of Directors will review the AB Offer and intends to advise stockholders of the Company’s formal position regarding the AB Offer within ten business days by making available to stockholders and filing with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9.

The Company and the other Filing Persons intend to re-assess the Company’s Offer in light of the competing offer and their opinion on the fairness of the Offer during the period of extension.

The Company’s Offer to purchase common shares was previously scheduled to expire at 5:00 p.m., Augusta, Georgia time, on April 12, 2017. As of 5:00 p.m. Eastern time on April 11, 2017, 1,055,776 common shares have been tendered and not withdrawn.

The information contained in the Amended Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(7) and (a)(3), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

The Offer to Purchase and the Schedule TO, to the extent Item 1 through Item 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Adding a new paragraph as the first paragraph on the cover page of the Amended Offer to Purchase and as the second paragraph of the section as amended titled “Summary Term Sheet” of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 5:00 PM, Augusta, Georgia Time on April 12, 2017. The Expiration Date of the Offer is extended until 5:00 P.M., Augusta, Georgia Time, on May 3, 2017, unless further extended or terminated.”

2. Amending the first sentence of the second paragraph of Section 6 of the Amended Offer to Purchase to read as follows:

“The term "Expiration Date" means 5:00 p.m., Augusta, Georgia time, on May 3, 2017.”

3.  All other references in the Amended Offer to Purchase to “April 12, 2017” shall be amended to be “May 3, 2017”, such that the expiration of the Offer and the deadline to withdraw tendered shares shall be May 3, 2017.

Item 12.  Exhibits.

(a)(1)**	Form of Offer to Purchase, dated February 7, 2017.
(a)(2)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated February 7, 2017.
(a)(3)**	Form of Letter of Transmittal, together with IRS Form W9.

(a)(4)**	Form of Notice of Guaranteed Delivery.
(a)(5)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2017
(a)(6)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)**	Form of Amended Offer to Purchase dated March 15, 2017.
(a)(8)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated March 15, 2017.
(a)(9)**	Press Release Announcing Extension of Offer dated March 15, 2017
(a)(10)*	Press Release Announcing Extension of Offer dated April 12, 2017
(b)**	Business Loan Agreement dated November 29, 2016 between the Company and State Bank and Trust.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith

** Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin